Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Formation
Strategic Storage Operating Partnership VI, L.P.	Delaware

* Excludes subsidiaries consolidated by the Registrant carrying on the same line of business (the ownership of commercial real estate). A total of six subsidiaries have been excluded, each of which operates in the United States. Also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2021.